

GENERAL MINERALS CORPORATION
Suite 880, 580 Hornby Street
Vancouver, BC V6C 3B6
Tel: (604) 684-0693 Fax: (604) 684-0642

May 3, 2005

Office of International Corporate Finance
Securities and Exchange Commission

450 Fifth Street, NW
Washington, DC 20549
USA



Mail Stop 3-2

Dear Sirs and Mesdames:

Re: General Minerals Corporation (the "Company")
File No: 82-34810; Rule 12g3-2(b)

The Company hereby encloses the following listed documents (Schedule "A"), which the Company has made public for the month of April, 2005, pursuant to the laws of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, for filing with the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

We trust that the information included in this package is complete, should you require further information or have any questions or comments please contact the undersigned.

Yours truly,

GENERAL MINERALS CORPORATION
Per:

William D. Filtness
Chief Financial Officer

WDF:mk
Enclosures

SCHEDULE "A"
GENERAL MINERALS CORPORATION
(the "Issuer")

1. News Releases

(a)	General Minerals Corporation Announces Fourth Property Agreement and Options Dragoon Porphyry Copper Prospect in Arizona to Major Resources Company	April 28, 2005

2. Annual General Meeting Materials

(a)	Notice of Meeting and Record Date	April 7, 2005

5. Filings with the Toronto Stock Exchange

(a) All news releases referred to under Item 1

(b) All Annual General Meeting materials referred to under Item 2

GENERAL MINERALS CORPORATION


GENERAL MINERALS
GMC
CORPORATION

FOR IMMEDIATE RELEASE: 05-04

General Minerals Corporation Announces Fourth Property Agreement and Options Dragoon Porphyry Copper Prospect in Arizona to Major Resources Company

April 28, 2005

Trading Symbol: GNM-TSX
Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

General Minerals Corporation ("GMC") is pleased to announce that it has entered into a letter agreement with BHP Billiton, whereby BHP Billiton can earn up to a 70% joint venture interest in the Dragoon property by completing certain exploration expenditures, making payments to GMC and completing or spending at least US$15,000,000 on a feasibility study. The Dragoon porphyry copper prospect is located in southern Arizona approximately 60 miles east-south-east of Tucson. GMC has completed initial exploration on the property which indicates that many of the characteristics of a porphyry copper system are present and through geophysics, geology and geochemistry has developed target concepts.

Under the terms of the agreement BHP Billiton has the exclusive right to initially earn a 51% interest in the Dragoon property by incurring expenditures and making annual payments over a five year earn-in period. To complete its initial earn-in to 51%, BHP Billiton must incur expenditures of US$3,000,000 on the Dragoon property within five years of which US$100,000 is a guaranteed commitment in the first year. BHP Billiton must pay GMC US$50,000 on or before 13 months of the effective date of the agreement and an aggregate total of a further US$200,000 over the next four years to maintain the option. Upon completing the initial earn-in, BHP Billiton may elect to earn an additional 9% interest for a total of 60% by expending a further US$1,000,000 for a total expenditure of US$4,000,000. BHP Billiton may also increase its interest by a further 10% to a total of 70% by completing a feasibility study or spending at least US$15,000,000 on a feasibility study.

The Dragoon property contains areas of exposed "leached cap" in the southern portion of the property that to GMC's knowledge have never been drilled and a larger adjoining area of porphyry related rocks buried beneath valley fill and other cover rocks drilled by Kennecott and Noranda. Geologically speaking, the leached cap is significant and can overlie enriched copper mineralization. Both Noranda and Kennecott drilled into a leached cap environment in the adjoining down faulted block intersecting altered porphyry related rocks with minor mineralization. This limited drilling and GMC's follow up exploration demonstrate the potential for porphyry copper mineralization which will be further defined by GMC's incoming partner, BHP Billiton.

The Qualified Person supervising this project was Mr. R.G. Fitch, President of the Company, assisted by Dr. Jacob Skokan, consulting geophysicist.

Ralph Fitch, President and CEO of GMC, stated, "With today's announcement on Dragoon we are very pleased to have four agreements in place on our properties with recognized leading companies in the mining industry. Three of the companies, BHP Billiton, Phelps Dodge, and Teck Cominco, are recognized internationally for their expertise in the base metals and Apex Silver is a well recognized silver company. We are particularly pleased to have attracted BHP Billiton to our Dragoon property. BHP Billiton is one of the world's largest copper producing company's and brings

a wealth of expertise in exploration and development of copper properties to the joint venture. We feel very fortunate to have these four companies as partners. Phelps Dodge, Teck Cominco and Apex Silver have already started their exploration programs at the Escalones porphyry copper property in Chile, the Monitor porphyry copper property in Arizona and at the Malku Khota silver property in Bolivia, respectively. We will announce results of their exploration as they become available."

General Minerals Corporation is an international minerals exploration company focusing its activities in North and South America. The Company has six properties in the US, two in Bolivia and one in Chile. The target mineralization is copper, silver and gold. Four of these properties are now under option to other mining companies. The Company also assists other groups of entrepreneurial geologists through equity investment to form companies and develop early stage exploration projects with discovery potential. Two of these companies, Foundation Resources Ltd. and Afghan Minerals Inc., were established in 2004 where the primary country focus has been in Mongolia and Afghanistan, respectively.

For further information, please contact:
Richard Doran
Vice President, Investor Relations
Tel: (303) 584-0606
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com

12g3-2(b): 82-34810

CIBC Mellon Trust Company 

April 7, 2005

Nova Scotia Securities Commission

Alberta Securities Commission

The Manitoba Securities Commission

Ontario Securities Commission

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland and Labrador

Saskatchewan Financial Services Commission, Securities Division

Office of the Administrator of the Securities Act, New Brunswick

British Columbia Securities Commission

Dear Sirs:

RE: GENERAL MINERALS CORPORATION

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual and Special Meeting of Shareholders:

DATE OF MEETING:	June 9, 2005
RECORD DATE FOR NOTICE:	May 2, 2005
RECORD DATE FOR VOTING:	May 2, 2005
BENEFICIAL OWNERSHIP DETERMINATION DATE:	May 2, 2005
SECURITIES ENTITLED TO NOTICE:	N/A
SECURITIES ENTITLED TO VOTE:	COMMON

Yours very truly,
CIBC MELLON TRUST COMPANY

Jo-Anne Kidd
Senior Administrator, Client Services
Direct Dial: (416) 643-5578

cc: CDS & Co. (Via Fax)

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